Exhibit 99(b)(1)

GREEN EQUITY INVESTORS IV, LP.

11111 Santa Monica Boulevard, Suite 2000

Los Angeles, California 90025

January 22, 2006

Slap Shot Holdings Corp.

c/o Leonard Green & Partners, L.P.

11111 Santa Monica Boulevard Suite 2000

Los Angeles, CA 90025

Board of Directors

The Sports Authority, Inc.

1050 W. Hampden Avenue

Englewood, Colorado 80110

Ladies and Gentlemen:

This letter agreement (“Agreement”) sets forth the commitment of Green Equity Investors IV, L.P. (“GEI”) subject to the terms and conditions contained herein, to purchase certain equity securities (the “Securities”) of Slap Shot Holdings Corp. (“SAS”) in connection with the merger (the “Merger”) of SAS Acquisition Corp., a wholly-owned subsidiary of SAS (“Acquisition Corp”), into The Sports Authority, Inc. (the “Company”). The Merger will occur under the Agreement and Plan of Merger, dated as of even date herewith (the “Merger Agreement”), pursuant to which Acquisition Corp. will merge with and into the Company, with the Company as the surviving entity. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings set forth in the Merger Agreement. The commitment of GEI as set forth below is sometimes referred to herein as the “Commitment.”

1.                                       GEI Commitment.  GEI hereby commits, subject to the terms and conditions set forth herein, to purchase, concurrently with the consummation of the Merger, Securities for consideration of $370,000,000.  GEI may effect its purchase of the Equity Securities directly or indirectly through one or more affiliated entities.

2.                                       Conditions.  The Commitment hereunder to purchase Securities shall be subject to and conditioned upon the satisfaction of the conditions to SAS’ obligations to consummate the transactions under the Merger Agreement.

3.                                       Assignment; Co-investors.  The Commitment hereunder is provided for the sole benefit of SAS and the Company and shall not be assigned by either SAS or the Company to any other party without the prior written consent of GEI provided that GEI may assign a portion of its Commitment to one or more financially sound additional investors (each a “GEI Co-investor”).  GEI agrees to use all reasonable best efforts to obtain additional commitments to purchase Securities from GEI Co-investors as promptly as practicable after the date hereof.  To the extent that the resulting new commitments comply with the requirements of the Merger Agreement applicable to New Financing Letters, such new commitments shall be considered to be Financing Letters or New Financing Letters, provided, however that GEI agrees that until it has obtained commitments from GEI Co-investors that aggregate to at least $50 million, its Commitment hereunder shall not be reduced, and any such new commitments shall constitute additional Financing Letters under the Merger Agreement, as opposed to New Financing Letters. GEI agrees that in all events it shall not be released from its obligations hereunder (including paragraph 4 below) except to the extent that (i) a GEI Co-investor delivers to SAS and the Company such a compliant Financing Letter or New Financing Letter, as the case may be and (ii) the aggregate of additional commitments so delivered exceeds $50 million.

4.                                       Guaranty of Performance of Merger Agreement.  Subject to the terms and conditions of this Agreement and the Merger Agreement, for the benefit of the Company, GEI hereby guaranties the performance by each of SAS and Acquisition Sub of all of its obligations under the Merger Agreement, provided that in no event will the Damages that may be recovered from GEI in respect of the Merger Agreement and this guaranty exceed in the aggregate the amount of the Commitment. For avoidance of doubt, this is a guaranty of performance and not of collection.

5.                                       No Modification; Entire Agreement.  This Agreement represents the entire agreement between parties with respect to the matters set forth herein, and shall replace and supersede any and all discussions and written communications regarding such matters.  This Agreement cannot be amended without the prior written consent of all of the parties hereto.

6.                                       Counterparts.  This Agreement may be executed in counterparts, each of which, when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same Agreement.

7.                                       Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)                                  The terms of this Agreement shall be governed by the laws of the State of Delaware application to contracts made and to be performed in such state.

(b)                                 Any dispute arising under or with respect to this letter or the subject matter hereof shall be brought exclusively in the jurisdiction and pursuant to the procedures, including the waiver of jury trial, identified in the Merger Agreement for dispute resolution.

8.                                       Termination.  The Commitment hereunder shall terminate contemporaneously with the termination or expiration of the Merger Agreement, but in any event on the End Date if the Merger has not been consummated by such date; provided however, that such termination shall not affect the parties’ respective rights and obligations with respect to any breach occurring prior to such termination.

9.                                       Several Obligations.  All obligations of GEI hereunder and the other parties to Financing Letters and New Financing Letters are several and not joint.  GEI is not responsible for the performance of any other party except as set forth in paragraph 4 above.

*              *              *              *              *

If the terms of this letter are acceptable to you, please indicate by signing below and returning a copy of this letter to us.

Very truly yours,

GREEN EQUITY INVESTORS IV, L.P.

By:	GEI Capital IV, LLC, its General Partner

	By:	/s/ Jonathan A. Seiffer
Name: Jonathan A. Seiffer
Title: Senior Vice President

Acknowledged and agreed:

THE SPORTS AUTHORITY, INC.

By:	/s/ Nesa E. Hassanein
Name:	Nesa E. Hassanein
Title:	Executive Vice President and General Counsel